



13012758

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2013

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SEC FILE NUMBER

8-23135

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 01, 2012___ ENDING___ December 31, 2012___

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kahn Brothers LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, 22nd Floor
_____
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
_____
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).

Sec 1410 (06-02)



OATH OR AFFIRMATION

I,_____Thomas G. Kahn_____ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Kahn Brothers LLC_____, as of

December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELE A. PIERSIAK
NOTARY PUBLIC, State of New York
No. 43-4847957
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires __6/30/13__

Signature

Title

Notary Public

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Kahn Brothers LLC
New York, New York

We have audited the accompanying statement of financial condition of Kahn Brothers LLC, (the Company) as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kahn Brothers LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States.

Silling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 25, 2013

KAHN BROTHERS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 197,918
Marketable Securities	698,098
Due from clearing broker	75,863
Prepaid expenses	9,263
	$ 981,142

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 325,921
Due to affiliates	160,869
	486,790
MEMBER'S EQUITY	494,352
	$ 981,142

See notes to statement of financial condition

-3-

KAHN BROTHERS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

1. ORGANIZATION AND NATURE OF BUSINESS

Kahn Brothers LLC (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company had no liabilities subordinated to claims of general creditors during the year ended December 31, 2012. The Company is a wholly-owned subsidiary of Kahn Brothers Group, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Securities owned are recorded at current market value.

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with the Company's clearing firm, Pershing LLC ("Pershing"). The Company's clearing and execution agreement provides that Pershing's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Pershing records customer transactions on a settlement date basis, which is generally three business days after the trade date. Pershing is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Pershing may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Pershing is charged back to the Company.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

The Company, in conjunction with Pershing, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Pershing establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is located in New York City, New York and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Income taxes

The Company is sole-member limited liability company and is considered a disregarded entity for income tax purposes. All items of income or loss are reported by its Parent. No provision has been made for federal and state income taxes, since these taxes are the responsibility of the Parent.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2012 the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3.   RELATED PARTY TRANSACTIONS

The Company occupies offices leased by its parent, Kahn Brothers Group, Inc. under non-cancelable leases expiring in 2016. The Company does not pay any consideration for the use of the premises. The Company also shares common occupancy and administrative expenses with an affiliated company related through common ownership. At December 31, 2012, the Company owed $160,869 to this entity of which $71,919 is reflected in other expenses in the statement of operations for the year ended December 31, 2012.

4.   PENSION PLANS

The Company sponsors defined contribution and profit sharing plans covering substantially all employees. Contributions to the profit sharing plan are made at the discretion of the Board of Directors. The pension contribution is approximately $141,000 for the year ended December 31, 2012.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Pershing. Pershing carries all of the accounts of such customers and maintains and preserves such books and records.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $348,801 which was $298,801 in excess of its required net capital of $50,000. The Company had a percentage of aggregate indebtedness to net capital of 140% as of December 31, 2012.

7. FAIR VALUE MEASUREMENTS

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned	$ 473,100	$ -	$ -	$ 473,100
US Treasury Note	-	224,998	-	224,998
Total	$ 473,100	$ 224,998	$ -	$ 698,098

8. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2012 that would require recognition or disclosure in the financial statements.